Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Darden Restaurants, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Darden Restaurants, Inc. of our reports dated July 19, 2013, with respect to the consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 26, 2013 and May 27, 2012, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity, and cash flows for each of the fiscal years in the three-year period ended May 26, 2013, and the effectiveness of internal control over financial reporting as of May 26, 2013, which reports are included in the 2013 Annual Report to Shareholders included as an exhibit to the annual report on Form 10-K for the year ended May 26, 2013 of Darden Restaurants, Inc.

/s/KPMG LLP
Orlando, Florida
October 1, 2013
Certified Public Accountants